Prospectus Supplement No. 12

Filed Pursuant to Rule 424(b)(3)

File No. 333-138803

Prospectus Supplement No. 12

(to Final Prospectus dated December 1, 2006)

This Prospectus Supplement No. 12 supplements and amends the final prospectus dated December 1, 2006, as supplemented and amended by Supplement No. 1 thereto dated December 8, 2006, Supplement No. 2 thereto dated December 12, 2006, Supplement No. 3 thereto dated December 15, 2006, Supplement No. 4 thereto dated January 3, 2007, Supplement No. 5 thereto dated January 18, 2007, Supplement No. 6 thereto dated March 16, 2007, Supplement No. 7 thereto dated March 20, 2007, Supplement No. 8 thereto dated April 20, 2007, Supplement No. 9 thereto dated April 25, 2007, Supplement No. 10 thereto dated June 4, 2007, and Supplement No. 11 thereto dated June 15, 2007 (collectively, the “Final Prospectus”), relating to the sale from time to time of up to 892,857 shares of our common stock by certain selling shareholders.

On June 29, 2007, we filed with the U.S. Securities and Exchange Commission the attached Form 8-K relating to (1) our entry into an amendment to an executive employment agreement with our principal financial officer to reflect the mutual decision reached concerning his departure from our company and (2) certain compensatory arrangements involving our executive officers and non-employee directors.

This Prospectus Supplement No. 12 should be read in conjunction with the Final Prospectus and is qualified by reference to the Final Prospectus except to the extent that the information in this Prospectus Supplement No. 12 supersedes the information contained in the Final Prospectus.

Our shares of common stock are quoted on the OTC Bulletin Board and trade under the ticker symbol “MCVI.”  On June 27, 2007, the closing price of a share on the OTC Bulletin Board was $5.50.

Investing in our common stock involves a high degree of risk, including the risk that we have no assurance of future profitability and the fact that the report of our independent registered public accounting firm expresses doubt about our ability to continue as a going concern.  See “Risk Factors” beginning on page 6 of the Final Prospectus dated December 1, 2006.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this Prospectus Supplement No. 12 is truthful or complete.  Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement No. 12 is June 29, 2007.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

June 27, 2007
Date of report (Date of earliest event reported)

Medical CV, Inc.
(Exact name of registrant as specified in its charter)

Minnesota	0-33295	41-1717208
(State or other jurisdiction	(Commission	(IRS Employer
of incorporation)	File Number)	Identification No.)

9725 South Robert Trail
Inver Grove Heights, Minnesota 55077
(Address of principal executive offices, including zip code)

(651) 452-3000
(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2):

☐               Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐               Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐               Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐               Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

ITEM 5.02                                       DEPARTURE OF DIRECTORS OR CERTAIN OFFICERS; ELECTION OF DIRECTORS; APPOINTMENT OF CERTAIN OFFICERS; COMPENSATORY ARRANGEMENTS OF CERTAIN OFFICERS.

(b)           Effective June 29, 2007, we entered into an amendment to the employment agreement of Eapen Chacko, our Vice President, Finance and Chief Financial Officer, to reflect the mutual decision reached concerning Mr. Chacko’s departure from our company.  Pursuant to the amendment, Mr. Chacko’s employment will terminate on September 15, 2007.  Subject to the conditions set forth in the amendment, Mr. Chacko’s compensation and benefits will continue to be paid under the employment agreement at their current rates through his termination date.  Except for the severance described below, Mr. Chacko is no longer eligible for bonus or other incentive compensation.  Subject to the conditions set forth in the amendment, Mr. Chacko may receive severance payments aggregating up to $200,000 under his employment agreement.  In addition to these severance payments, we have agreed to pay or reimburse Mr. Chacko for medical (COBRA) benefits as set forth in his employment agreement.  The amendment further provides for a mutual release of claims and other terms and conditions customary for agreements of this nature.  The amendment, which appears as Exhibit 10.1 to this report, is incorporated by reference in response to this Item 5.02.

(e)           On June 27, 2007, the compensation committee of our board of directors took various actions with respect to the cash and equity compensation of certain executive officers, the cash compensation of non-employee directors and a one-time award of cash and equity to our Chairperson.  In particular, the committee took the following actions:

(1) Increased annual base salaries of certain executive officers effective July 1, 2007 to the following amounts:  Mr. Flores ($260,670), Mr. Berman ($196,630), Mr. Clapp ($191,100) and Mr. Tegan ($185,500).

(2) Approved a cash payment to Mr. Flores, our President and Chief Executive Officer, of $55,902 as a non-equity incentive plan award for services rendered during fiscal year 2007 (such amount, when combined with the $25,000 awarded to Mr. Flores on October 30, 2006, represented approximately 80 percent of the maximum non-equity incentive plan award available to Mr. Flores for such fiscal year).

(3) Approved the following discretionary bonuses to certain other executive officers:  Mr. Berman ($30,000), Mr. Clapp ($20,000) and Mr. Tegan ($20,000).

(4) Granted seven-year non-qualified stock options under the Amended and Restated 2001 Equity Incentive Plan to certain executive officers as follows:  Mr. Flores (30,000 shares), Mr. Berman (10,000 shares), Mr. Clapp (10,000 shares) and Mr. Tegan (15,000 shares).  Such options, which each have an exercise price of $5.50 per share, vest to the extent of 25% of the shares purchasable thereunder on the first anniversary of the date of grant and to the extent of an additional 6.25% of the shares purchasable thereunder quarterly thereafter.

(5) Authorized board and committee meeting fees for non-employee directors effective July 1, 2007 as follows:  board meetings in person ($1,500), telephonic board meetings ($500), committee meetings in person ($500) and telephonic committee meetings ($500).  To reflect the foregoing change, the committee revised the Non-Employee Director Compensation Policy.  Such policy, which appears as Exhibit 10.2 to this report, is incorporated by reference in response to this Item 5.02.

(6) Approved a one-time compensation award above the standard non-employee director compensation for Susan L. Critzer, our Chairperson, in the form of a $10,000 cash bonus and the issuance of an immediately vested restricted stock award for 2,500 shares of common stock under the Amended and Restated 2001 Equity Incentive Plan.

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ITEM 9.01        FINANCIAL STATEMENTS AND EXHIBITS.

(d)           Exhibits

See “Exhibit Index.”

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MedicalCV, Inc.

Date: June 29, 2007	By:	/s/ Marc P. Flores
Marc P. Flores
President and Chief Executive Officer

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EXHIBIT INDEX

Exhibit Number	Description

10.1	Amendment to Executive Employment Agreement by and between Eapen Chacko and MedicalCV, Inc., dated June 28, 2007.

10.2	Non-Employee Director Compensation Policy, effective July 1, 2007.

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EXHIBIT 10.1

June 28, 2007

Eapen Chacko

Vice President, Finance and Chief Financial Officer

MedicalCV, Inc.

9725 South Robert Trail

Inver Grove Heights, MN 55077

Re:                             Amendment to Restated Executive Employment Agreement

Dear Mr. Chacko:

Reference is made to your Restated Executive Employment Agreement with MedicalCV, Inc. ("MedCV" or "we") dated May 30, 2006 (the "Employment Agreement") providing for your employment as Vice President, Finance and Chief Financial Officer of MedCV.  Following our discussion concerning your objectives and the future needs of MedCV, we have reached a mutual decision concerning your departure from MedCV.  This letter (the "Agreement") will address amendments to the Employment Agreement and your severance and transition arrangements.  Except as provided in this letter, the following supersedes all other existing arrangements for your employment, compensation and benefits.

1.             Termination and Duties.  Section 3.01 of the Employment Agreement is hereby amended and superseded by the following:

(a)           In lieu of further notice of termination of employment by you or MedCV, it is agreed that, except as provided below, your employment by MedCV will terminate on September 15, 2007 (the "Termination Date").  Between the date hereof and the Termination Date, you agree to fully participate as MedCV’s Vice President, Finance and Chief Financial Officer in the preparation and filing of (a) MedCV’s Annual Report on Form 10-KSB for the fiscal year ended April 30, 2007, (b) the Registration Statement on Form SB-2 MedCV is contractually required to file to register for resale shares of common stock underlying warrants sold to investors in MedCV’s April 2007 and June 2007 debt financing, (c) the contemplated post-effective amendments to MedCV’s three existing resale registration statements, and (d) the Quarterly Report on Form 10-QSB for the quarter ending July 31, 2007.  Performance of the foregoing is a condition to the payment of compensation, benefits and severance under Section 2 of this Agreement.  On the Termination Date, you will be deemed to have resigned from all offices held by you with MedCV.

(b)           Until the Termination Date, you agree to continue to serve as MedCV's Vice President, Finance and Chief Financial Officer and will continue to have the job responsibilities set forth in Section 1.02 of the Employment Agreement.  Performance of such job responsibilities is a condition to the payment of compensation, benefits and severance under Section 2 of this Agreement.

2.             Compensation.  Subject to your performance of the conditions specified in Sections 1(a) and 1(b) of this Agreement, your base compensation and benefits will continue to be paid to you under the terms of your Employment Agreement at their current rates through the

Termination Date and you will be entitled to receive the severance pay provided in Article 7 of the Employment Agreement.  In particular, this Agreement preserves and restates the provisions of Sections 7.01, 7.01(a), 7.01(b), 7.01(c), 7.03, and 7.04 of the Employment Agreement, as modified by this Agreement.  Except as set forth in Section 2 of this Agreement, no other bonus, monetary compensation or equity compensation will be paid to you.  The foregoing supersedes Sections 4.01, 4.02 and 6.01 of the Employment Agreement

3.             Revocation.  You have twenty-one (21) days from the date you receive this Agreement to consider whether to sign this Agreement (not including the day you receive it), and are advised in writing by this paragraph to consult an attorney as part of the consideration process.  The 21-day consideration period thus expires at the end of the day on July 19, 2007.  If you sign this Agreement before the expiration of the 21-day period, you do so because you do not need additional time beyond the signature date to decide whether to enter into this Agreement.  You acknowledge that once you execute this Agreement, you may, if you choose, revoke the Agreement within fifteen (15) days after the date on which you signed it.  (The parties hereto agree that this 15-day revocation period includes, and is not in addition to, the seven-day consideration period required by the Age Discrimination in Employment Act.)  If you choose to revoke, written notice of revocation must be delivered either in person, or mailed by certified mail, return receipt requested, and properly addressed to:

Marc P. Flores

President and Chief Executive Officer

MedicalCV, Inc.

9725 South Robert Trail

Inver Grove Heights, MN 55077

If mailed, the written notice of revocation must be postmarked within the 15-day period.  If you do not timely revoke your execution of this Agreement, then the sixteenth day following the date of your execution will be the "Effective Date" of this Agreement.  By executing this Agreement, you represent that you understand the terms and effect of this Agreement and enter into it willingly, knowingly, and voluntarily.

4.             Release.  You, on behalf of yourself, your heirs, successors, agents, assigns, and all other persons who could assert a claim based on a relationship with you and/or dealings with MedCV, waive and release and promise never to assert any or all claims that exist or might exist against MedCV, its related business entities, and their current and former shareholders, directors, officers, employees, agents, attorneys, insurers, and assigns, prior to the your signing of this Agreement.  These claims include, but are not limited to, claims arising under federal, state or local statutes, ordinances, regulations, rules, or common law, including but not limited to the following (as amended): Title VII of the Civil Rights Act of 1964; the Civil Rights Act of 1991; the Americans with Disabilities Act; the Age Discrimination in Employment Act; the Family Medical Leave Act; the Employee Retirement Income Security Act; any state statute or law governing employment, discrimination, or harassment in employment or governing termination of employment, including but not limited to the Minnesota Human Rights Act, or similar state statutes or local ordinances; the law of contract and tort including but not limited to claims for defamation, fraud or misrepresentation, breach of privacy, assault, battery, intentional or negligent infliction of emotional distress, promissory estoppel, or any quasi-contractual theory or any other theory arising under the common law; and any claims for attorney's fees, costs, or disbursements, or any action in equity, all to the fullest extent permitted by law.  You represent and warrant that you have not assigned any such claims to anyone else.  You further agree to the extent permitted by law not to sue or commence any other legal or equitable actions against MedCV, except to enforce the Employment Agreement, as amended by this Agreement.  You acknowledge and agree that the severance payment under Section 7.01 of the Employment Agreement constitutes a fair, sufficient, and adequate consideration for promises in this Agreement.

MedCV hereby releases you from all claims, liabilities or causes of action (collectively, "Claims") known to MedCV on the date hereof; provided, however, that such release shall not apply to Claims (i) arising out of the enforcement of this Agreement or your Employment Agreement; or (ii) arising from claims made by third parties.

5.             Litigation Support.  Within the forty-eight (48) month period following the Termination Date, you will comply with any reasonable request by MedCV or its attorneys to assist in connection with pending or future litigation or charges involving MedCV, including but not limited to matters involving any past or present agent or employee of MedCV, involving another business entity, or involving any other MedCV-affiliated entity, parent, or successor.  MedCV will reimburse you for all reasonable, out-of-pocket expenses incurred in providing such assistance.  If you are requested to perform services in excess of eighty (80) hours during such period, MedCV will reimburse you at the rate of $100.00 per hour.

6.             Miscellaneous.  This Agreement and the documents it references constitute the entire agreement between you and MedCV with respect to the matters covered and except for the last sentence of this paragraph, supersedes all prior and contemporaneous agreements, representations, and understandings of the parties with respect to the subject matter of this Agreement, including but not limited to any previously-existing contract, agreement, understanding, practice, or policy (oral or written) relating to separation or severance pay in the event of termination of employment, except that the benefit plans that you participate in shall remain in full force and effect for as long as you participate in any such benefit plan.  Except as provided in this Agreement, the remaining provisions of your Employment Agreement not inconsistent with this Agreement will remain in effect in accordance with their terms.

If any provision of this Agreement is held to be void, voidable, unlawful, or unenforceable, the remaining portions of this Agreement will continue in full force and effect.  Notwithstanding the foregoing, if your releases of claims set forth in Paragraph 4 are held to be invalid or unenforceable, then at its option, MedCV may declare the Agreement null and void and recover from you the payments and benefits provided under the Employment Agreement.

MEDICALCV, INC.

By:	/s/ Marc P. Flores
Marc P. Flores
President and Chief Executive Officer

/s/ Eapen Chacko 6/29/07.
Eapen Chacko

EXHIBIT 10.2

MEDICALCV, INC.
NON-EMPLOYEE DIRECTOR COMPENSATION POLICY

Effective July 1, 2007, compensation for service on the Board of Directors of MedicalCV, Inc. will be as follows:

Annual Cash Compensation

Board Member (other than Board Chair)	$10,000
Board Chair	$24,000
Audit Committee Member (other than Audit Committee Chair)	$1,500
Audit Committee Chair	$4,000
Compensation Committee Member (other than Compensation Committee Chair)	$1,000
Compensation Committee Chair	$1,500
Corporate Governance and Nominating Committee Member (other than Corporate Governance and Nominating Committee Chair)	$1,000
Corporate Governance and Nominating Committee Chair	$1,500
Board Meeting Fee (in person)	$1,500
Board Meeting Fee (telephonic)	$500
Committee Meeting Fee (in person)	$500
Committee Meeting Fee (telephonic)	$500

Equity Compensation

Each non-employee director who is elected to the Board other than at an annual meeting of shareholders of the Company will automatically receive a ten-year option to purchase 5,000 shares of common stock.  Such option will (1) have a per share exercise price equal to the fair market value of one share of common stock on the date of grant, (2) become exercisable on the first anniversary of the date of grant, and (3) be granted pursuant to the terms and conditions of the Amended and Restated 2001 Equity Incentive Plan.  The date of grant shall be the date of election of such person to the Board.

The foregoing option awards are in addition to the awards automatically granted pursuant to Section 5(b) of the 2005 Director Stock Option Plan.  Under that plan, each year, as of the date of the annual meeting of shareholders of the Company, each non-employee director who has been elected or reelected or who is continuing as a member of the Board as of the adjournment of the annual meeting, automatically receives an option award in the amount of 5,000 shares.  In addition, each non-employee director who is elected to the Board other than at an annual meeting of shareholders of the Company automatically receives an initial option award.  The number of shares to be covered by such initial award shall equal the nearest whole number, rounded down, equal to (a) 5,000 shares multiplied by (b) the quotient obtained by dividing (1) the number of whole weeks between the date of such person’s election of the Board and the scheduled date of the next annual meeting of shareholders of the Company and (2) 52 weeks.  The date of such initial award shall be the date of election of such person to the Board.

As a result of the foregoing, depending upon the time of year at which he or she joins the Board, a non-employee director who is elected to the Board other than at an annual meeting of shareholders of the Company will receive initial option awards to purchase between 5,000 shares and 10,000 shares in the aggregate.